Exhibit 99.1

CANTERBURY PARK HOLDING CORPORATION REPORTS

2022 SECOND QUARTER RESULTS

Shakopee, MN – August 11, 2022 – Canterbury Park Holding Corporation (“Canterbury” or the “Company”) (NASDAQ: CPHC), today reported financial results for the three and six months ended June 30, 2022.

($ in thousands, except per share data and percentages)

	Three Months Ended June 30,					Six Months Ended June 30,
	2022	2021	(1)	Inc.(Dec.)		2022	2021	(1)	Increase
Net revenues (2)	$17,774	$15,872		12.0%		$31,412	$25,097		25.2%

Net income (2)	$1,755	$1,869		(6.1%	)	$3,529	$2,421		45.8%

Adjusted EBITDA (3)	$3,564	$3,514		1.4%		$7,111	$4,936		44.1%

Basic EPS	$0.36	$0.39		(7.7%	)	$0.73	$0.51		43.1%
Diluted EPS	$0.36	$0.39		(7.7%	)	$0.73	$0.51		43.1%

(1)

Financial results for the first six months of 2021 reflect the impact of the COVID-19 pandemic, including the state-mandated closure of Canterbury Park from January 1, 2021 through January 10, 2021. Canterbury Park re-opened on January 11, 2021 with a capacity limitation of 150 guests per designated area; the capacity limitation was subsequently increased on February 13, 2021 to 250 guests per designated area. Remaining restrictions were lifted in late May 2021. Results for the first six months of 2022 reflect no closures or capacity limitations.

(2)

Net revenues and net income for the six-month period ended June 30, 2021 include $515,000 in grant funds received as a result of the Minnesota COVID-19 relief package that was signed into law in December 2020.

(3)

Adjusted EBITDA, a non-GAAP measure, excludes certain items from net income, a GAAP measure. Non-GAAP financial measures are not intended to be considered in isolation from, a substitute for, or superior to GAAP results. Definitions, disclosures, and reconciliations of non-GAAP financial information are included later in the release.

Management Commentary

“We had a strong second quarter with revenue rising 12% to $17.8 million and adjusted EBITDA growing 1% to $3.6 million year-over-year, both of which were records for our second quarter,” said Randy Sampson, President and Chief Executive Officer of Canterbury Park. “Our business was strong across our operations including Card Casino visitation and spend trends, particularly within the most valuable segments of our players. That said, lower table games’ hold in our Card Casino during the quarter negatively impacted revenue performance compared to the same period in 2021. Canterbury Park’s 65-day race meet began on May 18, 2022 and revenue in the second quarter benefitted from increased guest attendance at our live meet. Our racing business had another solid quarter with strong increases in attendance and revenues from live racing as customers continue to respond to the differentiated thoroughbred racing product we offer live at Canterbury Park. Guests have also responded well to our recent change in our totalizator services provider, which has resulted in enhanced features and functionality, including an improved mobile wagering platform. The combination of our quality racing and improved out-of-state exposure led to an overall handle increase as well as an all-time single day handle record on our Northern Stars Racing Festival held on June 20, 2022. We also continue to benefit from the return of more normalized operations, including increased catering and special events.

“In addition to our strong revenue growth, we remain focused on diligently managing our cost structure to account for the current economic and inflationary environment. Our Adjusted EBITDA as a percentage of total revenue of 20% continues to exceed pre-pandemic levels and reflects our ability to effectively manage against the ongoing impact of rising labor costs and inflation. While labor and other cost pressures will remain a challenge for the near term, we are confident that our team’s success in bringing efficiencies to our day-to-day operations will help us sustain attractive margins and cash flow.

“Work on a growing number of development projects at Canterbury Commons continued in the second quarter, including initial work on several new projects. Our team is supporting Swervo Development Corporation (“Swervo”) as it continues the process of obtaining local and state approvals for its proposed 19,000-seat concert amphitheater east of the racetrack on Canterbury Road, a process expected to conclude in the third quarter of 2022. Last week, the Shakopee Planning Commission reviewed the PUD Amendment for the Amphitheater development and voted unanimously to approve and forward to the City Council for review at their August 16 meeting. We appreciate the community’s response to the planned amphitheater and believe this project will serve as a key component in our creation of a hub of lifestyle and entertainment activity surrounding Canterbury Park, leading to additional employment and other economic activity for the region.

“Reflecting the ongoing momentum in our Card Casino and Racing operations, which has continued to-date in the current quarter, and the consistent recovery from the pandemic across our Food & Beverage and Events operations, we believe the Company is positioned to deliver further revenue growth over the balance of the year. In addition, we continue to review potential strategic transactions where we can diversify our business while bringing to bear our operating expertise and strong financial position. Canterbury Commons remains a key long-term differentiator and driver of shareholder value creation, as we believe all components of the development across the site will help deliver increased visitation and spend in our core businesses. We are extremely excited by what the future holds for our Company and look forward to reporting on our progress over the balance of the year.”

Canterbury Commons Development Update

In February 2022, the Company announced plans to sell approximately 40 acres in the northeast corner of the property – along Canterbury Road and Unbridled Avenue – to Minneapolis-based Swervo for the development of a state-of-the-art, 19,000-seat amphitheater, subject to state and local approvals. Swervo is seeking final entitlement and development approvals from the Shakopee Planning Commission and City Council in the third quarter of 2022. Assuming these approvals are granted, closing on the sale of the property to Swervo is expected to take place in October with construction to start in early 2023. The anticipated opening of the amphitheater is May 2024. Also, Canterbury has submitted its related stable area improvement plan and request to amend the Class A license to the Minnesota Racing Commission for approval in the third quarter of 2022.

Greystone Construction and Canterbury Park’s joint venture has now successfully leased nearly the entirety of the Greystone headquarters building. More recently, Greystone has received approvals for an 11,000 square-foot brewery, taproom and Mexican restaurant for co-tenants Badger Hill Brewing and Bravis Modern Street Food on another part of the 13-acre Southwest Development site. Construction on the facility is expected to begin in Fall 2022. The co-tenant property is set to open in Summer 2023 and will also include outdoor patio space. In addition, construction on the 147 units of senior market rate apartments under the Omry brand name is now underway with the project expected to be completed by Fall 2023.

Phase I of the upscale Triple Crown Residences at Canterbury Park is over 90% leased. Doran Companies’ construction on Phase II is now underway, with the parking structure nearing completion and work on the new residential structures moving forward. Phase II is expected to be fully completed by Fall 2023, with occupancy available in phases starting in Spring 2023.

Pulte Homes of Minnesota continues to make progress on the 63-unit first phase of its new row home and townhome residences, and the second phase of the sale transaction to Pulte was completed during the second quarter of 2022. Adjacent to Pulte’s development, Lifestyle Communities is in the pre-sales phase for its new cooperative community (branded “Artessa at Canterbury Park”) which will feature a 56-unit, four-story building with over 5,000 square feet of amenity spaces. Lifestyle Communities plans to begin construction in Spring 2023.

Developer and partner selection for the remaining 40 acres of Canterbury Commons continues. The primary focus for future projects will be on entertainment, office, retail, hotel, and restaurant uses. Canterbury expects to make additional new partner announcements in the future.

Summary of 2022 Second Quarter Operating Results

Net revenues for the three months ended June 30, 2022 increased 12.0% to a second quarter record $17.8 million, compared to $15.9 million for the same period in 2021. The year-over-year increase reflects improved performance across the Company’s operations due to the success of targeted marketing efforts, an expanded events calendar which helped drive higher visitation and spend across the Company’s operations, and no capacity constraints in Q2 2022 compared to the same period in 2021.

Operating expenses for the three months ended June 30, 2022 were $15.1 million, an increase of $2.0 million, or 15.6%, compared to operating expenses of $13.0 million for the same period in 2021. The year-over-year increase in operating expenses reflects an increase in all of the Company’s operating expenses in the second quarter of 2022 as compared to the second quarter of 2021 primarily as a result of a return to normalized operations due to the various restrictions and capacity constraints the Company had in place during the second quarter of 2021.

The Company recorded a loss from equity investment of $534,000 for the three months ended June 30, 2022. For the three months ended June 30, 2021, the Company recorded a loss from equity investment of $641,000. The losses from equity investments in both periods were primarily related to the Company’s share of depreciation, amortization, and interest expense from the Doran Canterbury joint ventures.

The Company recorded income tax expense of $619,000 for the three months ended June 30, 2022 compared to income tax expense of $758,000 for the three months ended June 30, 2021.

The Company recorded net income of $1.8 million, or diluted earnings per share of $0.36, for the three months ended June 30, 2022 compared to net income and diluted earnings per share for the three months ended June 30, 2021 of $1.9 million and $0.39, respectively.

Adjusted EBITDA, a non-GAAP measure, for the three months ended June 30, 2022 was a second quarter record $3.6 million compared to adjusted EBITDA of $3.5 million for the same period in 2021.

Summary of 2022 Year-to-Date Operating Results

Net revenues for the six months ended June 30, 2022 increased 25.2% to $31.4 million, compared to $25.1 million for the same period in 2021. The year-over-year increase reflects an increase in all the Company’s areas of operating revenue primarily driven by a return to normalized operations as compared to the various restrictions and capacity constraints that were in place during the first half of 2021, as well as increases in visitation and spend per visit compared to historical pre-pandemic periods.

Operating expenses for the six months ended June 30, 2022 were $26.3 million, an increase of $5.3 million, or 25.2%, compared to operating expenses of $21.0 million for the same period in 2021. The year-over-year increase in operating expenses reflects an increase in a majority of the Company’s operating areas, primarily as a result of a return to normalized operations compared to the various restrictions and capacity constraints that were in place during the first half of 2021.

The Company recorded a loss from equity investment of $774,000 for the six months ended June 30, 2022. The Company recorded a loss from equity investment of $1.3 million for the six months ended June 30, 2021. The losses from equity investments in both periods were primarily related to the Company’s share of depreciation, amortization, and interest expense from the Doran Canterbury joint ventures.

The Company recorded income tax expense of $1.2 million for the six months ended June 30, 2022 compared to income tax expense of $1.0 million for the six months ended June 30, 2021.

The Company recorded net income of $3.5 million, or diluted earnings per share of $0.73, for the six months ended June 30, 2022 compared to net income and diluted earnings per share for the six months ended June 30, 2021 of $2.4 million and $0.51, respectively.

Adjusted EBITDA was $7.1 million for the six months ended June 30, 2022. Adjusted EBITDA was $4.9 million for the same period in 2021.

Additional Financial Information

Further financial information for the second quarter ended June 30, 2022 is presented in the accompanying tables at the end of this press release. Additional information will be provided in the Company’s Quarterly Report on Form 10-Q that will be filed with the Securities and Exchange Commission on or about August 12, 2022.

Use of Non-GAAP Financial Measures

To supplement our financial statements, we also provide investors with information about our EBITDA and Adjusted EBITDA, each of which is a non-GAAP measure, which excludes certain items from net income a GAAP measure. We define EBITDA as earnings before interest, taxes, depreciation and amortization. We define Adjusted EBITDA as earnings before interest income, income tax expense, depreciation and amortization, as well as excluding depreciation and amortization related to equity investments, interest expense related to equity investments, and grant money received from the Minnesota COVID-19 relief package. Neither EBITDA nor adjusted EBITDA is a measure of performance calculated in accordance with generally accepted accounting principles ("GAAP"), and should not be considered an alternative to, or more meaningful than, net income as an indicator of our operating performance. We have presented EBITDA as a supplemental disclosure because it is a widely used measure of performance and basis for valuation of companies in our industry. Other companies that provide EBITDA information may calculate EBITDA differently than we do. We have presented Adjusted EBITDA as a supplemental disclosure because it enables investors to understand our results excluding the effect of these items.

About Canterbury Park

Canterbury Park Holding Corporation (Nasdaq: CPHC) owns and operates Canterbury Park Racetrack and Card Casino in Shakopee, Minnesota, the only thoroughbred and quarter horse racing facility in the State. The Company generally offers live racing from May to December. The Card Casino hosts card games 24 hours a day, seven days a week, dealing both poker and table games. The Company also conducts year-round wagering on simulcast horse racing and hosts a variety of other entertainment and special events at its Shakopee facility. The Company is also pursuing a strategy to enhance shareholder value by the ongoing development of approximately 140 acres of underutilized land surrounding the Racetrack that was originally designated for a project known as Canterbury Commons™. The Company is pursuing several mixed-use development opportunities for the remaining underutilized land, directly and through joint ventures. For more information about the Company, please visit www.canterburypark.com.

Cautionary Statement

From time to time, in reports filed with the Securities and Exchange Commission, in press releases, and in other communications to shareholders or the investing public, we may make forward-looking statements concerning possible or anticipated future financial performance, business activities or plans. These statements are typically preceded by the words “believes,” “expects,” “anticipates,” “intends” or similar expressions. For these forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in federal securities laws. Shareholders and the investing public should understand that these forward-looking statements are subject to risks and uncertainties which could affect our actual results and cause actual results to differ materially from those indicated in the forward-looking statements. We report these risks and uncertainties in our Annual Report on Form 10-K filed with the SEC and subsequently filed Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. They include, but are not limited to: our Cooperative Marketing Agreement with the Shakopee Mdewakanton Sioux Community contains both affirmative and negative covenants that restrict our business and limit our ability to pursue certain changes to gaming laws, even if such activities or changes would be in the best interests of our company; our dependence on the Cooperative Marketing Agreement with the Shakopee Mdewakanton Sioux Community for purse enhancement payments and marketing payments, which may not continue after 2022; the effect that the COVID-19 coronavirus pandemic and resulting precautionary measures may have on us as an entertainment venue or on the economy generally, including the fact that we temporarily suspended all card casino, simulcast, and special events operations during portions of 2020 and 2021 and may be required to do so again in 2022, that we were required to limit visitors and engage in new cleaning protocols, social distancing measures and other changes to our racetrack and card casino operations to comply with state law and health protocols and reductions in the number of visitors due to their COVID-19 concerns; material fluctuations in attendance at the Racetrack; material changes in the level of wagering by patrons; any decline in interest in the unbanked card games offered in the Card Casino; competition from other venues offering unbanked card games or other forms of wagering; competition from other sports and entertainment options; increases in compensation and employee benefit costs; increases in the percentage of revenues allocated for purse fund payments; higher than expected expense related to new marketing initiatives; the impact of wagering products and technologies introduced by competitors; the general health of the gaming sector; legislative and regulatory decisions and changes; our ability to successfully develop our real estate, including the effect of competition on our real estate development operations and our reliance on our current and future development partners; temporary disruptions or changes in access to our facilities caused by ongoing infrastructure improvements; and other factors that are beyond our ability to control or predict.

The forward-looking statements in this press release speak only as of the date of this press release. Except as required by law, Canterbury assumes no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future, except as required by law.

# # #

Investor Contacts: Randy Dehmer Senior Vice President and Chief Financial Officer Canterbury Park Holding Corporation 952-233-4828 or investorrelations@canterburypark.com	Richard Land, Jim Leahy JCIR 212-835-8500 or cphc@jcir.com

- Financial tables follow –

CANTERBURY PARK HOLDING CORPORATION'S
SUMMARY OF OPERATING RESULTS
(UNAUDITED)

	Three months ended		Six months ended
	June 30,		June 30,
	2022	2021	2022	2021
Net Operating Revenues	$17,774,274	$15,871,818	$31,412,246	$25,097,360
Operating Expenses	(15,083,603)	(13,042,932)	(26,295,339)	(20,996,363)
Gain on Sale of Land	12,151	263,581	12,151	263,581
Income from Operations	2,702,822	3,092,467	5,129,058	4,364,578
Other Loss, net	(329,093)	(465,786)	(375,775)	(934,180)
Income Tax Expense	(618,660)	(757,597)	(1,224,301)	(1,009,821)
Net Income	$1,755,069	$1,869,084	$3,528,982	$2,420,577
Basic Net Income Per Common Share	$0.36	$0.39	$0.73	$0.51
Diluted Net Income Per Common Share	$0.36	$0.39	$0.73	$0.51

RECONCILIATION OF NET INCOME TO EBITDA AND ADJUSTED EBITDA
(UNAUDITED)

	Three months ended		Six months ended
	June 30,		June 30,
	2022	2021	2022	2021
NET INCOME	$1,755,069	$1,869,084	$3,528,982	$2,420,577
Interest income, net	(205,300)	(175,090)	(398,140)	(344,400)
Income tax expense	618,660	757,597	1,224,301	1,009,821
Depreciation	741,574	694,168	1,487,523	1,383,753
EBITDA	2,910,003	3,145,759	5,842,666	4,469,751
Gain on sale of land	(12,151)	(263,581)	(12,151)	(263,581)
Depreciation and amortization related to equity investments	474,352	393,673	895,675	787,347
Interest expense related to equity investments	192,170	237,871	384,983	457,066
Other revenue, COVID-19 relief grants	—	—	—	(515,000)
ADJUSTED EBITDA	$3,564,374	$3,513,723	$7,111,173	$4,935,583